SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Neutral Tandem, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64128B108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 19 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128B108	SCHEDULE 13D	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Spotlight Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 865,883 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 865,883 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 865,883 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64128B108	SCHEDULE 13D	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 123,950 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 123,950 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 123,950 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64128B108	SCHEDULE 13D	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,900 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,900 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 175,900 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 64128B108	SCHEDULE 13D	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Retail Opportunity Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 494,238 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 494,238 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 494,238 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 64128B108	SCHEDULE 13D	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,659,971 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,659,971 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,659,971 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 64128B108	SCHEDULE 13D	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,659,971 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,659,971 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,659,971 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 64128B108	SCHEDULE 13D	Page 8 of 19 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Neutral Tandem, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 550 West Adams Street, 9th Floor, Chicago, Illinois 60661.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Clinton Spotlight Master Fund, L.P., a Cayman Islands exempted limited partnership ("SPOT"); (ii) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (iii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (iv) Clinton Retail Opportunity Partnership, L.P., a Delaware limited partnership ("CROP"); (v) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT, CMAG, CREL and CROP (“CGI”); and (vi) George E. Hall, a United States citizen, who serves as President of CGI ("Mr. Hall" and together with SPOT, CMAG, CREL, CROP and CGI, “Clinton”).

(b) The principal business address of CGI, CROP and Mr. Hall is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of SPOT, CMAG, and CREL is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CGI is to provide investment management services to private individuals and institutions. The principal business of SPOT, CMAG, CREL and CROP is to invest in securities. The principal business of Mr. Hall is to serve as President of CGI.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hall is a citizen of the United States.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer or general partner, as applicable, of CGI, SPOT, CMAG, CREL and CROP is set forth in Appendix A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any shares of Common Stock.

CUSIP No. 64128B108	SCHEDULE 13D	Page 9 of 19 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $6,861,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of SPOT, CMAG, CREL and CROP for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock represented an attractive investment opportunity. The Reporting Persons believe that the Common Stock at current market prices is undervalued.

On January 30, 2013, the Reporting Persons sent a letter (the "January 30 Letter") to the Board of Directors of the Issuer (the "Board") outlining the destruction of shareholder value by the current Board and management team. In the January 30 Letter, the Reporting Persons request that the current Board be replaced with independent directors, and express an intent to nominate new directors if the Board fails to do so. The Reporting Persons also suggest that the Issuer sell its Tinet business. A copy of the January 30 Letter is attached hereto as Exhibit 2 and is incorporated by reference herein.

The Reporting Persons have, from time to time, engaged in discussions with management and the Board regarding the Issuer's business, management, strategic alternatives and direction, board composition and related matters. The Reporting Persons may continue to discuss such matters with the Issuer's management and Board as well as other stockholders of the Issuer and third parties.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D, including without limitation, seeking Board representation.

CUSIP No. 64128B108	SCHEDULE 13D	Page 10 of 19 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,659,971 shares of Common Stock, constituting approximately 5.2% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 32,222,896 shares of Common Stock outstanding as of October 31, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012.

(i)	SPOT:
	(a)	As of the date hereof, SPOT may be deemed the beneficial owner of 865,883 shares of Common Stock.
Percentage: Approximately 2.7% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 865,883 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 865,883 shares of Common Stock

(ii)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 123,950 shares of Common Stock.
Percentage: Approximately 0.4% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 123,950 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 123,950 shares of Common Stock

(iii)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 175,900 shares of Common Stock.

Percentage: Approximately 0.5% as of the date hereof.
(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 175,900 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition 175,900 shares of Common Stock

CUSIP No. 64128B108	SCHEDULE 13D	Page 11 of 19 Pages

(iv)	CROP
	(a)	As of the date hereof, CROP may be deemed the beneficial owner of 494,238 shares of Common Stock.
Percentage: Approximately 1.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 494,238 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 494,238 shares of Common Stock

(v)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,659,971 shares of Common Stock.
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,659,971 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,659,971 shares of Common Stock

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,659,971 shares of Common Stock.
Percentage: Approximately 5.2% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,659,971 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,659,971 shares of Common Stock

(b) By virtue of investment management agreements with SPOT, CMAG, CREL and CROP, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,659,971 shares of Common Stock beneficially owned by SPOT, CMAG, CREL and CROP. By virtue of his direct and indirect control of CGI, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI has voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

CUSIP No. 64128B108	SCHEDULE 13D	Page 12 of 19 Pages

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated January 31, 2013
2	Letter to the Board, dated January 30, 2013

CUSIP No. 64128B108	SCHEDULE 13D	Page 13 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 31, 2013

CLINTON SPOTLIGHT MASTER FUND, L.P.

By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CUSIP No. 64128B108	SCHEDULE 13D	Page 14 of 19 Pages

CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P.

By: Clinton Group, Inc., its investment manager

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON GROUP, INC.

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

CUSIP No. 64128B108	SCHEDULE 13D	Page 15 of 19 Pages

Appendix A

Directors and Executive Officers of Certain Reporting Persons

CLINTON GROUP, INC.

The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

Name	Position and Principal Occupation
George E. Hall	Director, Chief Investment Officer and President
Francis A. Ruchalski	Director and Chief Financial Officer
John L. Hall	Director

CLINTON SPOTLIGHT MASTER FUND, L.P.

Clinton Spotlight GP, LLC, a Delaware limited liability company, is the general partner of SPOT. George Hall is the controlling person of Clinton Spotlight GP, LLC.

CLINTON MAGNOLIA MASTER FUND, LTD.

The following sets forth the name, principal occupation and business address of each director of CMAG. There are no executive officers of CMAG. Each such person is a citizen of the United Kingdom.

Name	Principal Occupation	Business Address
Jane Fleming	Client Accountant of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Dennis Hunter	Director of Queensgate Bank & Trust Company Ltd.	c/o Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands
Roger Hanson	Director of dms Management Ltd.	c/o dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands

CUSIP No. 64128B108	SCHEDULE 13D	Page 16 of 19 Pages

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P.

Clinton Relational Opportunity GP LLC, a Delaware limited liability company, is the general partner of CREL. George Hall is the controlling person of Clinton Relational Opportunity GP LLC.

CLINTON RETAIL OPPORTUNITY PARTNERSHIP, L.P.

Clinton GP, Inc., a Delaware corporation, is the general partner of CROP. George Hall is the controlling person of Clinton GP, Inc.

CUSIP No. 64128B108	SCHEDULE 13D	Page 17 of 19 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE REPORTING

PERSONS DURING THE PAST SIXTY DAYS

This Appendix sets forth information with respect to each purchase and sale of Common Stock that was effectuated by a Reporting Person during the past sixty days. As of the date of this Schedule 13D, SPOT, CMAG, CREL and CROP are the only Reporting Persons that directly own Common Stock. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

SPOT

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/4/2012	8,640	2.3455
12/4/2012	2,000	2.3101
12/7/2012	(50,000)	2.35
12/11/2012	(50,000)	2.59
12/11/2012	3,800	2.595
12/12/2012	50,000	2.78
12/12/2012	95,380	2.84
12/12/2012	31,155	2.8125
12/13/2012	2,500	2.5777
12/13/2012	22,500	2.5581
12/14/2012	50,000	2.5587
12/17/2012	165,000	2.53
12/20/2012	1,800	4.5
12/21/2012	4,700	4.5
1/2/2013	2,500	2.98
1/2/2013	5,275	2.9565
1/3/2013	(30,000)	2.9922
1/4/2013	(9,000)	3.0615
1/4/2013	(600)	3.07
1/4/2013	(2,200)	3.07
1/8/2013	(3,600)	2.8006
1/8/2013	400	2.745
1/8/2013	(6,800)	2.8026
1/8/2013	6,800	2.7087
1/8/2013	15,453	2.7087
1/10/2013	(10,000)	2.9011
1/11/2013	(120)	3
1/11/2013	3,000	2.9998
1/11/2013	(2,880)	3.03
1/16/2013	(6,000)	3.1413
1/16/2013	(3,000)	3.1501
1/17/2013	2,500	3.032
1/17/2013	(2,500)	3.3095
1/17/2013	(2,500)	3.3095
1/17/2013	2,500	3.037

CUSIP No. 64128B108	SCHEDULE 13D	Page 18 of 19 Pages

1/18/2013	(3,000)	3.17
1/24/2013	9,900	2.8889
1/24/2013	16,500	2.8277
1/24/2013	3,300	2.893
1/24/2013	3,300	2.8565
1/28/2013	20,000	2.6325
1/29/2013	1,650	2.6057
1/29/2013	14,850	2.6626
1/30/2013	54,450	2.7982

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/7/2012	100,000	2.35
12/10/2012	49,800	2.4928
12/10/2012	200	2.45
12/11/2012	100,000	2.59
12/11/2012	1,900	2.595
12/14/2012	20,000	2.5587
12/17/2012	(272,100)	2.53
12/18/2012	200	2.669
12/24/2012	(200)	2.66
1/24/2013	9,900	2.8889
1/24/2013	16,500	2.8277
1/24/2013	3,300	2.893
1/24/2013	3,300	2.8565
1/28/2013	20,000	2.6325
1/29/2013	1,650	2.6057
1/29/2013	14,850	2.6626
1/30/2013	54,450	2.7982

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
1/8/2013	(6,800)	2.8026
1/8/2013	6,647	2.7087

CUSIP No. 64128B108	SCHEDULE 13D	Page 19 of 19 Pages

1/10/2013	153	2.9067
1/24/2013	10,200	2.8889
1/24/2013	17,000	2.8277
1/24/2013	3,400	2.893
1/24/2013	3,400	2.8565
1/25/2013	26,800	2.7426
1/25/2013	14,000	2.7444
1/25/2013	18,000	2.7256
1/28/2013	10,000	2.6325
1/29/2013	1,700	2.6057
1/29/2013	15,300	2.6626
1/30/2013	56,100	2.7982

CROP

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
12/4/2012	8,640	2.3455
12/4/2012	2,000	2.3101
12/7/2012	(50,000)	2.35
12/11/2012	(50,000)	2.59
12/11/2012	3,800	2.595
12/13/2012	2,500	2.5777
12/13/2012	22,500	2.5581
12/14/2012	30,000	2.5587
12/17/2012	107,100	2.53
12/20/2012	1,700	4.5
1/2/2013	2,500	2.98
1/2/2013	5,275	2.9565
1/3/2013	(20,000)	2.9922
1/4/2013	(6,000)	3.0615
1/4/2013	(2,200)	3.07
1/11/2013	(80)	3
1/11/2013	2,000	2.9998
1/11/2013	(1,920)	3.03
1/16/2013	(4,000)	3.1413
1/16/2013	(2,000)	3.1501
1/17/2013	2,500	3.032
1/17/2013	(2,500)	3.3095
1/17/2013	(2,500)	3.3095
1/17/2013	2,500	3.037
1/18/2013	(2,000)	3.17